Exhibit 3.1

CERTIFICATE OF DESIGNATION

OF

SERIES A PREFERRED STOCK

OF

VACCINEX, INC.

Pursuant to Section 151 of the General Corporation Law of the State of Delaware

Pursuant to Section 151 of the General Corporation Law of the State of Delaware (the “DGCL”), Vaccinex, Inc., a corporation duly organized and validly existing under the laws of the State of Delaware (the “Corporation”), in accordance with the provisions of Section 103 thereof, does hereby submit the following:

WHEREAS, the Amended and Restated Certificate of Incorporation of the Corporation (as amended, restated, supplemented, or otherwise modified from time to time, the “Certificate of Incorporation”) and the DGCL authorizes the issuance of 10,000,000 shares of Preferred Stock, par value $0.001 per share, of the Corporation, issuable from time to time in one or more series, and authorizes the Board of Directors (the “Board”) of the Corporation, subject to limitations prescribed by the DGCL and the provisions of the Certificate of Incorporation, to provide for the issuance of shares of the Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the voting powers, designations, preferences and relative, participating, optional or other special rights of the shares of each such series of the Preferred Stock and to fix the qualifications, limitations, or restrictions thereofto; and

WHEREAS, it is the desire of the Board to establish and fix the number of shares to be included in a new series of Preferred Stock and the designations, rights, preferences, powers, restrictions, and limitations of the shares of such new series.

NOW, THEREFORE, BE IT RESOLVED, that the Board does hereby provide authority for the Corporation to issue and designate ten (10) shares of the Preferred Stock to be known as “Series A Preferred Stock” (the “Series A Preferred Stock”) and does hereby in this Certificate of Designation (this “Certificate of Designation”) establish and fix and herein state and express the designations, rights, preferences, powers, restrictions, and limitations of such Series A Preferred Stock as follows:

Section 1. General Matters; Ranking.

Each share of Series A Preferred Stock shall be identical in all respects to every other Series A Preferred Share. The Series A Preferred Stock, with respect to dividend rights and distribution rights upon the liquidation, winding-up or dissolution of the Corporation, shall rank senior to any Junior Securities.

Section 2. Standard Definitions.

As used herein with respect to the Series A Preferred Stock:

“Bylaws” means the Amended and Restated Bylaws of the Corporation, as they may be amended or restated from time to time in accordance with the Protective Provisions (as defined herein).

“Common Stock” means the common stock, par value $0.0001 per share, of the Corporation.

“Conversion Price” means the greater of (a) $7.77 and (b) the volume weighted average price measured as follows: (i) if the Common Stock is then listed or quoted on a Trading Market (as defined in the Purchase Agreement), the daily volume weighted average price of the Common Stock for the last three (3) full Trading Days (as defined in the Purchase Agreement) prior to delivery of the Conversion Notice on the Trading Market on which the Common Stock is then listed or quoted as reported by Bloomberg (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (ii) if the Common Stock is not then listed or quoted on a Trading Market and if prices for the Common Stock are then reported on OTCQB or OTCQX, and OTCQB or OTCQX, as applicable, is not a Trading Market, the volume weighted average price of the Common Stock for the last three (3) full Trading Days prior to delivery of the Conversion Notice on OTCQB or OTCQX, as applicable, (iii) if the Common Stock is not then listed or quoted for trading on OTCQB or OTCQX and prices for the Common Stock are then reported on The Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Common Stock so reported prior to the delivery of the Conversion Notice, or (iv) in all other cases, the fair market value of a share of Common Stock as of the time of delivery of the Conversion Notice as determined by an independent appraiser selected in good faith by the Company and reasonably acceptable to the Requisite Holders, the fees and expenses of which shall be paid by the Company.

“holder” means each Person in whose name any Series A Preferred Share is registered, who shall be treated by the Corporation as the absolute owner of such share of the Series A Preferred Stock for the purpose of making payment and for all other purposes.

“Initial Issue Date” means the original issue date of the Series A Preferred Stock.

“Junior Securities” means any class or series of Common Stock and any other equity security of the Corporation other than any equity securities that are Series A Preferred Stock.

“Original Issue Price” shall mean, with respect to the Series A Preferred Stock, $175,000.00 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock.

“Person” means any individual, partnership, firm, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, governmental authority or other entity of whatever nature.

“Preferred Stock” means the preferred stock of the Corporation.

“Purchase Agreement” means that certain Securities Purchase Agreement for the Series A Preferred Stock.

“Series A Preferred Stock” shall have the meaning set forth in the recitals hereto.

Section 3. Dividends.

3.01 General Obligation. From and after the date of the issuance of any shares of Series A Preferred Stock, dividends at the rate per annum of 5% of the Original Issue Price of such share, plus the amount of previously accrued dividends, compounded annually, shall accrue on each share then outstanding (the “Accruing Dividends”). The rate per annum of the Accruing Dividends shall increase by 2% of the Original Issue Price each year on the date of issuance of such shares of Series A Preferred Stock, provided that such rate per annum shall in no event exceed 12% of the Original Issue Price per annum. Accruing Dividends shall accrue from day to day, whether or not declared, and shall be cumulative. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Series A Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A Preferred Stock in an amount at least equal to (a) the amount of the aggregate Accruing Dividends then accrued on such share of Series A Preferred Stock and not previously paid and (b) (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series A Preferred Stock as would equal the product of (1) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (2) the number of shares of Common Stock issuable upon conversion of a share of Series A Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series A Preferred Stock determined by (1) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (2) multiplying such fraction by an amount equal to the applicable Original Issue Price; provided that if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Series A Preferred Stock pursuant to this Section 3.01 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest dividend for Series A Preferred Stock.

Section 4. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

4.01 Liquidation Preference. In the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders or (b) a Deemed Liquidation Event (as defined in Section 4.03 below), the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined in Section 4.04(b) below), as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the Original Issue Price, plus any Accruing Dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into Common Stock pursuant to Section 6 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the “Liquidation Amount”). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A Preferred Stock the full amount to which they shall be entitled under this Section 4.01, the holders of shares of Series A Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

4.02 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Series A Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Series A Preferred Stock pursuant to Section 4.01 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

4.03 Deemed Liquidation Events. Each of the following events shall be considered a “Deemed Liquidation Event” unless the holders of at least 50.1% of the outstanding shares of Series A Preferred Stock, voting on an as converted to Common Stock basis (the “Requisite Holders”), elect otherwise by written notice sent to the Corporation at least 10 days prior to the effective date of any such event:

(a) a merger, consolidation, statutory conversion, transfer, domestication, or continuance in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger, consolidation, statutory conversion, transfer, domestication, or continuance, except any such merger, consolidation, statutory conversion, transfer, domestication, or continuance involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger, consolidation, statutory conversion, transfer, domestication, or continuance continue to represent, or are converted into or exchanged for shares of capital stock or other equity interests that represent, immediately following such merger, consolidation, statutory conversion, transfer, domestication, or continuance, a majority, by voting power, of the capital stock or other equity interests of (1) the surviving or resulting corporation or entity; or (2) if the surviving or resulting corporation or entity is a wholly owned subsidiary of another corporation or entity immediately following such merger, consolidation, statutory conversion, transfer, domestication, or continuance, the parent corporation or entity of such surviving or resulting corporation or entity; or

(b) (i) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole or (ii) the sale, lease, transfer, exclusive license or other disposition (whether by merger, consolidation, statutory conversion, domestication, continuance or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

4.04 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 4.03(a)(i) unless the agreement or plan with respect to such transaction, or terms of such transaction (any such agreement, plan or terms, the “Transaction Document”) provide that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be allocated to the holders of capital stock of the Corporation in accordance with Sections 4.01 and 4.02.

(b) In the event of a Deemed Liquidation Event referred to in Section 4.03(a)(ii) or 4.03(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within 90 days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Series A Preferred Stock no later than the 90th day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause, (ii) to require the redemption of such shares of Series A Preferred Stock, and (iii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than 120 days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, any other expenses reasonably related to such Deemed Liquidation Event or any other expenses incident to the dissolution of the Corporation as provided herein, in each case as determined in good faith by the Board), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the “Available Proceeds”) on the 150th day after such Deemed Liquidation Event (the “DLE Redemption Date”), to redeem all outstanding shares of Series A Preferred Stock at a price per share equal to the applicable Liquidation Amount; provided that if the definitive agreements governing such Deemed Liquidation Event contain contingent indemnification obligations on the part of the Corporation and prohibit the Corporation from distributing all or a portion of the Available Proceeds while such indemnification obligations remain outstanding, then the DLE Redemption Date shall automatically be extended to the date that is ten business days following the date on which such prohibition expires. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Series A Preferred Stock, the Corporation shall redeem a pro rata portion of each holder’s shares of Series A Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Section 4.04(b), the Corporation shall not expend or dissipate the Available Proceeds for any purpose, except to discharge expenses incurred in connection with such Deemed Liquidation Event. In connection with a distribution or redemption provided for in Section 4.04, the Corporation shall send written notice of the redemption (the “Redemption Notice”) to each holder of record of Series A Preferred Stock. Each Redemption Notice shall state:

(i) the number of shares of Series A Preferred Stock held by the holder that the Corporation shall redeem on the date specified in the Redemption Notice;

(ii) the redemption date and the price per share at which the shares of Series A Preferred Stock are being redeemed (including a detailed calculation of such price); and

(iii) for holders of shares in certificated form, that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Series A Preferred Stock to be redeemed.

If the Redemption Notice shall have been duly given, and if payment is tendered or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that any certificates evidencing any of the shares of Series A Preferred Stock so called for redemption shall not have been surrendered, all rights with respect to such shares shall forthwith after the date terminate, except only the right of the holders to receive the payment without interest upon surrender of any such certificate or certificates therefor.

4.05 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board.

4.06 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Section 4.03(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the “Additional Consideration”), the Transaction Document shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the “Initial Consideration”) shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 4.01 and 4.02 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 4.01 and 4.02 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 4.06, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

Section 5. Voting Rights.

5.01 General. Holders of record of the Series A Preferred Stock, as such, will have no voting rights, except as required by law or as specifically set forth in this Certificate of Designation, including as may be set forth in the Purchase Agreement and incorporated by reference into this Certificate of Designation. On any matter on which holders of Series A Preferred Stock are entitled to vote, such holders will be entitled to one vote per share of Series A Preferred Stock.

5.02 Protective Provisions. At any time when shares of Series A Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, domestication, transfer, continuance, recapitalization, reclassification, waiver, statutory conversion or otherwise, effect any of the following acts or transactions without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders, and any such act or transaction that has not been approved by such consent or vote prior to such act or transaction being effected shall be null and void ab initio, and of no force or effect;

(a) amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the special rights, powers and preferences of the Series A Preferred Stock; or

(b) for two years from the Initial Issue Date, incur any indebtedness for borrowed money in excess of $1,000,000 (the provisions in this Section 5.02, collectively, the “Protective Provisions”).

5.03 Procedures for Voting and Consents. The rules and procedures for calling and conducting any meeting of the holders of Series A Preferred Stock (including, without limitation, the fixing of a record date in connection therewith), the solicitation and use of proxies at such a meeting, the obtaining of written consents and any other procedural aspect or matter with regard to such a meeting or such consents shall be governed by any rules the Board, in its discretion, may adopt from time to time, which rules and procedures shall conform to the requirements of the Certificate of Incorporation, the Bylaws, and applicable law.

Section 6. Optional Conversion.

The holders of the Series A Preferred Stock shall have conversion rights as follows (the “Conversion Rights”):

6.01 Right to Convert.

(a) Conversion Ratio. Each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the public announcement by the Company of top-line data from its study “SEMA4D Blockade Safety and Brain Metabolic Activity in Alzheimer’s Disease (AD)” (the Data Release), and without the payment of additional consideration by the holder thereof, into such whole number of fully paid and non-assessable shares of Common Stock (calculated as provided in Section

6.02 below), as is determined by dividing the applicable Original Issue Price by the Conversion Price in effect at the Conversion Time (as defined below). Such Conversion Price, and the rate at which shares of Series A Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided in this Section 6.

(b) Termination of Conversion Rights. In the event of a Call Notice (as defined below) for any shares of Series A Preferred Stock pursuant to Section 7.02, the Conversion Rights of the shares designated for call shall terminate at the close of business on the last full day preceding the Call Date (as defined below), except to the extent the Call Price (as defined below) is not fully paid on such Call Date, in which case the Conversion Rights to the extent of such nonpayment shall continue until such price is paid in full. In the event of a Redemption Notice for any shares of Series A Preferred Stock pursuant to Section 4.04(b), the Conversion Rights of the shares designated for redemption shall terminate at the close of business on the last full day preceding the date fixed for redemption, except to the extent the redemption price is not fully paid on such redemption date, in which case the Conversion Rights to the extent of such nonpayment shall continue until such price is paid in full. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Series A Preferred Stock; provided that the foregoing termination of Conversion Rights shall not affect the amount(s) otherwise paid or payable in accordance with Section 4.01 to the holders of Series A Preferred Stock pursuant to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event.

6.02 Number of Shares Issuable Upon Conversion. The number of shares of Common Stock issuable to a holder of Series A Preferred Stock upon conversion of such Series A Preferred Stock shall be the nearest whole share, after aggregating all fractional interests in shares of Common Stock that would otherwise be issuable upon conversion of all shares of Series A Preferred Stock being converted by such holder (with any fractional interests after such aggregation representing 0.5 or greater of a whole share being entitled to a whole share). For the avoidance of doubt, no fractional interests in shares of Common Stock shall be created or issuable as a result of the conversion of the Series A Preferred Stock pursuant to Section 6.01(a).

6.03 Mechanics of Conversion.

(a) Notice of Conversion. In order for a holder of Series A Preferred Stock to voluntarily convert such shares of Series A Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice (the “Conversion Notice”) to the Corporation at the principal office of the Corporation that such holder elects to convert all or any number of such holder’s shares of Series A Preferred Stock and, if applicable, any event on which such conversion is contingent and (b) if such holder’s shares are certificated, surrender the certificate or certificates for such shares of Series A Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the principal office of the Corporation. The Conversion Notice shall state such holder’s name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. Unless a later time and date is otherwise specified by the Corporation, the time of receipt by the Corporation of the Conversion Notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the “Conversion Time”), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Series A Preferred Stock, or to such holder’s nominees, a notice of issuance of uncertificated shares and may, upon written request, issue and deliver a certificate for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and, may, if applicable and upon written request, issue and deliver a certificate for the number (if any) of the shares of Series A Preferred Stock represented by any surrendered certificate that were not converted into Common Stock, and (ii) pay all declared but unpaid dividends on the shares of Series A Preferred Stock converted.

(b) Reservation of Shares. The Corporation shall at all times when the Series A Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Series A Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series A Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series A Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of such series of Series A Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

(c) Effect of Conversion. All shares of Series A Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time.

(d) No Further Adjustment. Upon any such conversion, no adjustment to the Conversion Price shall be made for any declared but unpaid dividends on the Series A Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

(e) Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Series A Preferred Stock pursuant to this Section 6. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Series A Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

6.04 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of Series A Preferred Stock shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 6.04 shall become effective at the close of business on the date the subdivision or combination becomes effective.

6.05 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction:

(a) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(b) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this Section 6.05 as of the time of actual payment of such dividends or distributions; and (b) no such adjustment shall be made if the holders of Series A Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Series A Preferred Stock had been converted into Common Stock on the date of such event.

6.06 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 3 do not apply to such dividend or distribution, then and in each such event the holders of Series A Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Series A Preferred Stock had been converted into Common Stock on the date of such event.

6.07 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Section 4.03, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Series A Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 6.05 or 6.06), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Series A Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Series A Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 6 with respect to the rights and interests thereafter of the holders of the Series A Preferred Stock, to the end that the provisions set forth in this Section 6 (including provisions with respect to changes in and other adjustments of the Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Series A Preferred Stock.

6.08 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 6, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 10 days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of such series of Series A Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which such series of Series A Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Series A Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of each share of each series of Series A Preferred Stock.

6.09 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Series A Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or series or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Series A Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Series A Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Series A Preferred Stock and the Common Stock. Such notice shall be sent at least 10 days prior to the record date or effective date for the event specified in such notice.

Section 7. Call Right.

7.01 General. Each share of Series A Preferred Stock shall be redeemable at the election of the Corporation (the “Call Right”).

7.02 Notice of Call. To exercise the Call Right, the Corporation shall send written notice (the “Call Notice”) to the applicable holder of record of Series A Preferred Stock not less than 30 days prior to the proposed effective date for exercise of such Call Right (the “Call Date”), at any time after the public announcement by the Corporation of an increase, in pepinemab-treated patients relative to placebo-treated patients, with statistical significance having a p-value of less than or equal to 0.05, in the change of the

FDG-PET standard uptake value ratio (SUVR) for brain metabolism between baseline and month 12 as assessed by [18F]fluorodeoxyglucose (FDG)-PET in the resting state following administration of 40 mg/kg pepinemab or placebo, as applicable, as described in the protocol for the study “SEMA4D Blockade Safety and Brain Metabolic Activity in Alzheimer’s Disease (AD)” and the associated Statistical Analysis Plan, provided that the Call Notice cannot be delivered unless at the time of such delivery:

(a) the holder is not in possession of any material non-public information that was provided by the Corporation or any of its officers, directors, employees, agents, or affiliates; and

(b) there is an effective registration statement registering the resale by each holder of record of the Series A Preferred Stock of the shares of Common Stock into which the Series A Preferred Stock is convertible.

After delivery of the Call Notice but prior to the Call Date, each holder of Series A Preferred Stock may exercise their Conversion Rights pursuant to Section 6, and no Call Notice shall be effective with respect to any share of Series A Preferred Stock for which the Conversion Time occurs prior to the Call Date.

7.03 Call Notice Information. Each Call Notice shall state:

(a) the price per share of each share of Series A Preferred Stock subject to the Call Right then being exercised by the Corporation, which shall be equal to the Original Issue Price (the “Call Price”);

(b) the number of shares of Series A Preferred Stock held by the holder that the Corporation shall call on the Call Date specified in the Call Notice;

(c) the Call Date and the Call Price;

(d) the date upon which the holder’s right to convert such shares terminates (as determined in accordance with Section 6), if any; and

(e) for holders of shares in certificated form, that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Series A Preferred Stock to be redeemed.

7.04 Surrender of Certificates; Payment. On or before the applicable Call Date, each holder of shares of Series A Preferred Stock to be called on such Call Date, unless such holder has exercised his, her or its right to convert such shares as provided in Section 6 shall, if a holder of shares in certificated form, surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in the Call Notice, and thereupon the Call Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event less than all of the shares of Series A Preferred Stock represented by a certificate are redeemed, a new certificate, instrument, or book entry representing the unredeemed shares of Series A Preferred Stock shall promptly be issued to such holder.

7.05 Rights Subsequent to Call. If the Call Notice shall have been duly given, and if on the applicable Call Date the Call Price payable upon redemption of the shares of Series A Preferred Stock to be redeemed on such Call Date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that any certificates evidencing any of the shares of Series A Preferred Stock so called shall not have been surrendered, dividends with respect to such shares of Series A Preferred Stock shall cease to accrue after such Call Date and all rights with respect to such shares shall forthwith after the Call Date terminate, except only the right of the holders to receive the Call Price without interest upon surrender of any such certificate or certificates therefor.

Section 8. Miscellaneous.

8.01 Redeemed or Otherwise Acquired Shares. Unless approved by the Board and the Requisite Holders, any shares of Series A Preferred Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series A Preferred Stock following redemption, conversion or acquisition. The Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series A Preferred Stock accordingly.

8.02 Exclusion of Other Rights. Except as may otherwise be required by law, the Series A Preferred Stock shall not have any voting powers, preferences and relative, participating, optional or other special rights, other than those specifically set forth in this Certificate of Designation, inclusive of those voting powers, preferences and relative, participating, option or other special rights set forth in the Purchase Agreement and incorporated herein by reference.

8.03 Record Holders. To the fullest extent permitted by applicable law, the Corporation may deem and treat the holder of any Series A Preferred Stock as the true and lawful owner thereof for all purposes.

8.04 Notices. The Corporation shall send all notices or communications to holders of the Series A Preferred Stock pursuant to this Certificate of Designation in writing by first class mail, certified or registered, return receipt requested, or by overnight air courier guaranteeing next day delivery, to the holders’ respective addresses shown on the register for the Series A Preferred Stock.

8.05 Severability. If any portion of this Certificate of Designation shall be declared void or unenforceable by any court or administrative body of competent jurisdiction, such portion shall be deemed severable from the remainder of this Certificate of Designation, which shall continue in all respects valid and enforceable.

[Signature page follows]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designation to be signed by the undersigned this 28th day of March, 2024.

VACCINEX, INC.

By:	/s/ Maurice Zauderer, Ph.D.
Name: Maurice Zauderer, Ph.D.
Title: Chief Executive Officer